October 18, 2006

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	National Western Life Insurance Company
Form 10-K for fiscal year ended December 31, 2005
Form 10-Q/A for the quarter ended March 31, 2006
File No. 002-17039

Dear Mr. Rosenberg:

The following responses are provided with respect to your comment letter dated October 4, 2006 for the filings noted above. The responses are in the same order as in your letter.

Form 10-K for fiscal year ended December 31, 2005

General
1.	Please revise your responses to clearly indicate the new disclosure that you plan to include in future filings.

Company Response. Please refer to Attachment A depicting the Company's intended disclosures as previously described in our response to you dated August 7, 2006. To facilitate your review, Attachment A highlights the disclosures as if made in the Notes to Consolidated Financial Statements in the Company's Form 10-K filing for the fiscal year ended December 31, 2005.

Form 10-Q/A Amendment No.1 for Quarterly Period Ended March 31, 2006

Item 4. Controls and Procedures

2.

In the Form 10-Q for the quarterly period ended March 31, 2006 as filed on May 15, 2006, you indicated that your interim financial statements have been reviewed by KPMG. In Form 10-Q/A for the quarterly period ended March 31, 2006 as filed on May 17, 2006, you indicated that KPMG's review of your interim financial statements was completed on May 16, 2006. Since the amended Form 10-Q indicates that the financial statements have been reviewed by KPMG, please amend the filing to include KPMG's review report, as required by Article 10 of Regulation S-X.

Company Response. The Company will expeditiously amend its Form 10-Q/A filing for the quarterly period ended March 31, 2006 to include KPMG's review report as required by Article 10 of Regulation S-X.

Form 10-Q for Quarterly Period Ended June 30, 2006

Item 4. Controls and Procedures

3.

Please amend your filing to disclose how the disagreement between KPMG and you about the material weakness identified by KPMG and discussed in your March 31, 2006 amended Form 10-Q was resolved and, if applicable, how the material weakness has been remediated.

Company Response. The Company will expeditiously amend its Form 10-Q filing for the quarterly period ended June 30, 2006 to disclose the resolution and remediation of the material weakness identified by KPMG.

Company Acknowledgement

We acknowledge that:

-	the Company is responsible for the adequacy and accuracy of disclosures in our filings;
-	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or need further clarification on any of these items please do not hesitate to contact me or Kay E. Osbourn, Vice President and Controller.

Sincerely,

/S/Brian M. Pribyl
Brian M. Pribyl
Senior Vice President
Chief Financial & Administrative Officer

ATTACHMENT A

NATIONAL WESTERN LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Principles of Consolidation. The accompanying consolidated financial statements include the accounts of National Western Life Insurance Company and its wholly owned subsidiaries ("Company"), The Westcap Corporation, NWL Investments, Inc., NWL Services, Inc., and NWL Financial, Inc. All significant intercorporate transactions and accounts have been eliminated in consolidation.

(B) Basis of Presentation. The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates in the accompanying consolidated financial statements include (1) liabilities for future policy benefits, (2) valuation of derivative instruments, (3) recoverability of deferred policy acquisition costs, (4) valuation allowances for deferred tax assets, (5) other-than-temporary impairment losses on debt securities, and (6) valuation allowances for mortgage loans and real estate.

The Company also files financial statements with insurance regulatory authorities which are prepared on the basis of statutory accounting practices prescribed or permitted by the Colorado Division of Insurance which are significantly different from consolidated financial statements prepared in accordance with GAAP. These differences are described in detail in the statutory information section of this note.

(C) Investments. Investments in debt securities the Company purchases with the intent to hold to maturity are classified as securities held to maturity. The Company has the ability to hold the securities, as it would be unlikely that forced sales of securities would be required prior to maturity to cover payments of liabilities. As a result, securities held to maturity are carried at amortized cost less declines in fair value that are deemed other-than-temporary.

Investments in debt and equity securities that are not classified as securities held to maturity are reported as securities available for sale. Securities available for sale are reported in the accompanying consolidated financial statements at fair value. Any valuation changes resulting from changes in the fair value of the securities are reflected as a component of stockholders' equity in accumulated other comprehensive income or loss. These unrealized gains or losses in stockholders' equity are reported net of taxes and adjustments to deferred policy acquisition costs.

Transfers of securities between categories are recorded at fair value at the date of transfer. The unrealized holding gains or losses for securities transferred from available for sale to held to maturity are included in accumulated other comprehensive income or loss and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. For mortgage-backed and asset-backed securities, the effective interest method is used based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied at the time of acquisition. This adjustment is reflected in net investment income. Refer to Statement of Position ("SOP") 03-3 and Emerging Issues Task Force ("EITF") 99-20 under (L) of this section for accounting guidance related to certain asset-backed securities.

Realized gains and losses for securities available for sale and securities held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold. A decline in the fair value below cost that is deemed other-than-temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

Mortgage loans and other long-term investments are stated at cost, less unamortized discounts, deferred fees, and allowances for possible losses. Policy loans are stated at their aggregate unpaid balances. Real estate is stated at the lower of cost or fair value less estimated costs to sell.

Impaired loans are those loans where it is probable that all amounts due according to contractual terms of the loan agreement will not be collected. The Company has identified these loans through its normal loan review procedures. Impaired loans include (1) nonaccrual loans, (2) loans which are 90 days or more past due, unless they are well secured and are in the process of collection, and (3) other loans which management believes are impaired. Impaired loans are measured based on (1) the present value of expected future cash flows discounted at the loan's effective interest rate, (2) the loan's observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. Substantially all of the Company's impaired loans are measured at the fair value of the collateral. In limited cases, the Company may use other methods to determine the level of impairment of a loan if such loan is not collateral dependent.

(D) Cash and Short-Term Investments. For purposes of the consolidated statements of cash flows, the Company considers all short-term investments with a maturity at the date of purchase of three months or less to be cash equivalents.

(E) Derivatives. Equity-indexed products combine features associated with traditional fixed annuities and universal life contracts, with the option to have interest rates linked in part to an equity index like the S&P 500 Index®. The equity return component of such policy contracts is identified separately and accounted for as embedded derivatives. The remaining portions of these policy contracts are considered the host contracts and are recorded separately as fixed annuity or universal life contracts. The host contracts are accounted for under debt instrument type accounting. The host contracts are recorded as discounted debt instruments that are accreted, using the effective yield method, to their minimum account values at their projected maturities or termination dates.

The Company purchases over-the-counter indexed options, which are derivative financial instruments, to hedge the equity return component of its equity-indexed annuity and life products. The indexed options act as hedges to match closely the returns on the S&P 500® Composite Stock Price Index ("S&P 500 Index®") which may be credited to policyholders. As a result, changes to policyholders' liabilities are substantially offset by changes in the value of the options. Cash is exchanged upon purchase of the indexed options and no principal or interest payments are made by either party during the option periods. Upon maturity or expiration of the options, cash is paid to the Company based on the S&P 500 Index® performance and terms of the contract.

The Company does not elect hedging accounting relative to derivative instruments. The derivatives are reported at fair value in the accompanying consolidated financial statements. The changes in the values of the indexed options and the changes in the policyholder liabilities are both reflected in the statement of earnings. Any gains or losses from the sale or expiration of the options, as well as period-to-period changes in values, are reflected as net investment income in the statement of earnings. Any changes relative to the embedded derivatives associated with policy contracts are reflected in contract interest in the statement of earnings.

Although there is credit risk in the event of nonperformance by counterparties to the indexed options, the Company does not expect any counterparties to fail to meet their obligations, given their high credit ratings. In addition, credit support agreements are in place with all counterparties for option holdings in excess of specific limits, which may further reduce the Company's credit exposure. At December 31, 2005 and 2004, the fair values of indexed options owned by the Company totaled $39.4 million and $42.2 million, respectively.

(F) Insurance Revenues and Expenses. Premiums on traditional life insurance products are recognized as revenues as they become due from policyholders. Benefits and expenses are matched with premiums in arriving at profits by providing for policy benefits over the lives of the policies and by amortizing acquisition costs over the premium-paying periods of the policies. For universal life and annuity contracts, revenues consist of policy charges for the cost of insurance, policy administration, and surrender charges assessed during the period. Expenses for these policies include interest credited to policy account balances and benefit claims incurred in excess of policy account balances. The related deferred policy acquisition and sales inducement costs are amortized in relation to the present value of expected gross profits on the policies.

(G) Deferred Federal Income Taxes. Federal income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance for deferred tax assets is provided if all or some portion of the deferred tax asset may not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that affects the realizability of the related deferred tax asset is included in income in the period the change occurs.

(H) Depreciation of Property, Equipment, and Leasehold Improvements. Depreciation is based on the estimated useful lives of the assets and is calculated on the straight-line and accelerated methods. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(I) Classification. Certain reclassifications have been made to the prior years to conform to the reporting categories used in 2005.

(J) Statutory Information. Domiciled in Colorado, the Company prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the Colorado Division of Insurance. The Colorado Division of Insurance has adopted the provisions of the National Association of Insurance Commissioners' ("NAIC") Statutory Accounting Practices as the basis for its statutory practices.

The following are major differences between GAAP and accounting practices prescribed or permitted by the Colorado Division of Insurance.

1.  The Company accounts for universal life and annuity contracts based on the provisions of Statement of Financial Accounting Standards ("SFAS") No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. The basic effect of the statement with respect to certain long-duration contracts is that deposits for universal life and annuity contracts are not reflected as revenues, and surrenders and certain other benefit payments are not reflected as expenses. However, only those contracts with no insurance risk qualify for such treatment under statutory accounting practices. For all other contracts, statutory accounting practices do reflect such items as revenues and expenses.

A summary of direct premiums and deposits collected is provided below.
	Years Ended December 31,

	2005	2004	2003

	(In thousands)

Annuity deposits	$557,940	892,027	1,195,143
Universal life insurance deposits	133,579	119,554	101,376
Traditional life and other premiums	16,629	15,830	15,568

Totals	$708,148	1,027,411	1,312,087

2.  Under GAAP, commissions, sales inducements, and certain expenses related to policy issuance and underwriting, all of which generally vary with and are related to the production of new business, are deferred. For traditional products, these costs are amortized over the premium-paying period of the related policies in proportion to the ratio of the premium earned to the total premium revenue anticipated, using the same assumptions as to interest, mortality, and withdrawals as were used in calculating the liability for future policy benefits. For universal life and annuity contracts, these costs are amortized in relation to the present value of expected gross profits on these policies. The Company evaluates the recoverability of deferred policy acquisition and sales inducement costs on a quarterly basis. In this evaluation, the Company considers estimated future gross profits or future premiums, as applicable for the type of contract. The Company also considers expected mortality, interest earned and credited rates, persistency, and expenses. Statutory accounting practices require commissions and related costs to be expensed as incurred.

A summary of information relative to deferred policy acquisition costs is provided in the table below.
	Years Ended December 31,

	2005	2004	2003

	(In thousands)

Deferred policy acquisition costs, beginning of year	$582,218	558,455	442,266

Policy acquisition costs deferred:
Agents' commissions	96,224	139,095	184,415
Other	6,206	6,916	7,695

Total costs deferred	102,430	146,011	192,110

Amortization of deferred policy acquisition costs	(87,955)	(88,733)	(53,829)
Adjustments for unrealized gains and
losses on investment securities	23,436	1,541	(22,092)
Deferred costs written off due to change in
accounting principle	-	(35,056)	-

Deferred policy acquisition costs, end of year	$620,129	582,218	558,455

A summary of information relative to deferred sales inducement costs is provided in the table below.
	Years Ended December 31,

	2005	2004	2003

	(In thousands)

Deferred sales inducement costs, beginning of year	$62,240	40,940	-

Sales inducement costs deferred	21,426	28,189	43,867
Amortization of sales inducement	(6,484)	(5,256)	(1,261)
Adjustments for unrealized gains and
losses on investment securities	3,268	(1,633)	(1,666)

Deferred sales inducement costs, end of year	$80,450	62,240	40,940

3.  Under GAAP, the liability for future policy benefits on traditional products has been calculated under SFAS No. 60 using assumptions as to future mortality (based on the 1965-1970 and 1975-1980 Select and Ultimate mortality tables), interest ranging from 4% to 8%, and withdrawals based on Company experience. For universal life and annuity contracts, the liability for future policy benefits represents the account balance. Equity-indexed products combine features associated with traditional fixed annuities and universal life contracts, with the option to have interest rates linked in part to an equity index like the S&P 500 Index®. In accordance with SFAS No. 133, the equity return component of such policy contracts must be identified separately and accounted for as embedded derivatives. The remaining portions of these policy contracts are considered the host contracts and are recorded separately as fixed annuity or universal life contracts. The host contracts are accounted for under provisions of SFAS No. 97 that requires debt instrument type accounting. The host contracts are recorded as discounted debt instruments that are accreted, using the effective yield method, to their minimum account values at their projected maturities or termination dates. The embedded derivatives are recorded at fair values. For statutory accounting purposes, liabilities for future policy benefits for life insurance policies are calculated by the net level premium method or the commissioners reserve valuation method. Future policy benefit liabilities for annuities are calculated based on the continuous commissioners annuity reserve valuation method and provisions of Actuarial Guidelines 33 and 35.

4. Deferred Federal income taxes are provided for temporary differences which are recognized in the consolidated financial statements in a different period than for Federal income tax purposes. Deferred taxes are also recognized in statutory accounting practices; however, there are limitations as to the amount of deferred tax assets that may be reported as admitted assets. The change in the deferred taxes is recorded in surplus, rather than as a component of income tax expense.

5.  For statutory accounting purposes, debt securities are recorded at amortized cost, except for securities in or near default, which are reported at fair value. Under GAAP, they are carried at amortized cost or fair value based on their classification as either held to maturity or available for sale.

6.  Investments in subsidiaries are recorded at admitted asset value for statutory purposes, whereas the financial statements of the subsidiaries have been consolidated with those of the Company under GAAP.

7.  The asset valuation reserve and interest maintenance reserve, which are investment valuation reserves prescribed by statutory accounting practices, have been eliminated, as they are not required under GAAP.

8.  The recorded value of the life interest in the Libbie Shearn Moody Trust ("Trust") is reported at its initial valuation, net of accumulated amortization, under GAAP. The initial valuation was based on the assumption that the Trust would provide certain income to the Company at an assumed interest rate and is being amortized over 53 years, the life expectancy of Mr. Robert L. Moody at the date he contributed the life interest to the Company. For statutory accounting purposes, the life interest has been valued at $26.4 million, which was computed as the present value of the estimated future income to be received from the Trust. However, this amount was amortized to a valuation of $12.8 million over a seven-year period ended December 31, 1999, in accordance with Colorado Division of Insurance permitted accounting requirements. Prescribed statutory accounting practices provide no accounting guidance for such asset. The statutory admitted value of this life interest at December 31, 2005, is $12.8 million in comparison to a carrying value of $2.2 million in the accompanying consolidated financial statements.

9.  Reconciliations of statutory capital and surplus, as included in the annual statements filed with the Colorado Division of Insurance, to total stockholders' equity as reported in the accompanying consolidated financial statements prepared under GAAP are as follows:
	Stockholders' Equity
	as of December 31,

	2005	2004	2003

	(In thousands)

Statutory capital and surplus	$598,468	526,084	478,003
Adjustments:
Difference in valuation of investment in
the Libbie Shearn Moody Trust	(10,528)	(10,220)	(9,914)
Deferral of policy acquisition costs and
sales inducements	700,579	644,458	599,395
Adjustment of future policy benefits	(452,872)	(434,304)	(477,225)
Difference in deferred Federal income taxes	(44,867)	(49,038)	(22,520)
Adjustment of securities available for sale to fair value	10,940	60,596	57,798
Reversal of asset valuation reserve	46,555	47,471	39,738
Reversal of interest maintenance reserve	8,824	10,003	9,122
Reinstatement of other nonadmitted assets	17,250	14,047	8,602
Valuation allowances on investments	(929)	(975)	(3,164)
Other, net	588	550	23

GAAP equity	$874,008	808,672	679,858

10.  Reconciliations of statutory net earnings, as included in the annual statements filed with the Colorado Division of Insurance, to the respective amounts as reported in the accompanying consolidated financial statements prepared under GAAP are as follows:
	Net Earnings for the
	Years Ended December 31,

	2005	2004	2003

	(In thousands)

Statutory net earnings	$60,074	54,216	23,246
Adjustments:
Subsidiary earnings before deferred
Federal income taxes and intercompany eliminations	12,321	8,264	6,671
Net deferral of policy acquisition and
sales inducement costs	29,716	45,239	181,114
Adjustment of future policy benefits	(18,568)	42,921	(161,440)
Benefit (provision) for deferred Federal income taxes	(5,494)	(29,583)	4,165
Valuation allowances and other-than-temporary
impairment writedowns on investments	222	1,022	(1,827)
Increase (decrease) in interest maintenance reserve	(1,179)	881	1,148
Stock option compensation expense	(995)	(979)	(600)
Asset-backed securities amortization adjustment	595	2,739	3,969
Deferred tax from capital loss carryforward
recognized for statutory accounting	-	(3,096)	-
Other, net	575	545	(664)

GAAP net earnings	$77,267	122,169	55,782

(K) Stock Compensation. SFAS No. 123, Accounting for Stock-Based Compensation established financial accounting and reporting standards for stock-based employee compensation plans. It defines a fair value based method of accounting for employee stock options or similar equity instruments. However, it also allows an entity to continue to measure compensation cost for plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees.

In December, 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 is effective for fiscal years ending after December 15, 2002.

Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. For stock options, fair value is determined using an option pricing model that takes into account various information and assumptions regarding the Company's stock and options. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock.

As of December 31, 2005, the Company has one stock-based employee compensation plan, as more fully described in Note 10. The Company historically applied APB 25 to stock option grants which resulted in no compensation expense being recognized. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123 utilizing the modified prospective method of adoption provided under SFAS No. 148. Under this method, stock-based employee compensation cost recognized in 2005 and 2004 is the same as that which would have been recognized had the fair value recognition provisions of SFAS No. 123 been applied to all awards granted by the Company.

(L) Changes in Accounting Principles. SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure was issued December 2002 and is effective for fiscal years ending after December 15, 2002. This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This Statement also amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company did implement the accounting provisions of SFAS No. 148 in the first quarter of 2003 and did not report a material effect on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The statement is generally effective for contracts entered into or modified after June 30, 2003. This statement did not have a significant impact on the Company's consolidated financial statements during 2004.

In July 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts ("SOP 03-1"). SOP 03-1 provides guidance relating to the reporting by insurance enterprises for certain contracts and insurance specific accounting issues and is effective for financial statements for fiscal years beginning after December 15, 2003. In the first quarter of 2004 the Company adopted the reserving method for its two-tier annuity products, which were issued from 1984 until 1992, in accordance with the SOP 03-1 guidance. The new reserving method under SOP 03-1 requires that the Company hold a reserve equal to the lower tier or, cash surrender value, and establish an additional liability for expected annuitizations. The Company previously maintained reserves for two-tier annuities at the account balance value or higher tier, which is substantially higher than the cash value reserve. This reserving change resulted in an adjustment decreasing reserves, less deferred acquisition costs written off, by $54.7 million, net of taxes. The amount is reflected as a change in accounting principle as of January 1, 2004. Components of the accounting change are detailed below.
Amounts

(In thousands)
Accounting change related to two-tier annuities:

Reduction in reserve for future policy benefits	$119,205
Write off of deferred acquisition costs	(35,056)

Total change, pre-tax	84,149

Federal income taxes	(29,452)

Cumulative effect of change in accounting for
two-tier annuities, net of tax	$54,697

At December 31, 2005, the Company held a reserve relating to two-tier annuities in the amount of $20.9 million as an additional liability relating to annuitization benefits. The expected annuitizations were determined based upon actual experience relating to this block of business, which is relatively seasoned and the policies are no longer issued by the Company. In accordance with this SOP the Company began deferring sales inducements effective January 1, 2003, in the form of first year credited interest bonuses that are directly related to the production of new annuity business.

Prospective accounting under this SOP requires the Company to calculate an additional liability on its universal life insurance contracts with a lifetime secondary guarantee that is funded by a shadow account. On the balance sheet date, the additional liability is calculated as the current benefit ratio multiplied by the cumulative assessments less the cumulative excess payments plus accreted interest, where the benefit ratio is the present value of the total expected excess payments over the life of the contract divided by the present value of the total expected assessments over the life of the contract.

At December 31, 2005, the additional liability for 103 universal life insurance policies issued in 2005 (totaling $29 million in force) was $183,290, assuming a mid-year issue date. As of December 31, 2005, the Company discontinued sales of this product.

The Company does not have separate accounts or variable annuity products. The Company's equity indexed products have minimum nonforfeiture guarantees the same as non-equity indexed products with no separate account liabilities. Our equity index products do not contain benefits often found in variable products such as guaranteed minimum death benefits, guaranteed minimum income benefits or guaranteed minimum accumulation benefits.

FASB Interpretation No. 46 ("FIN" 46) Consolidation of Variable Interest Entities was issued January 2003; in December 2003, the FASB issued Revised Interpretation No. 46 ("FIN 46R"). FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R separates entities into two groups: (1) those for which voting interests are used to determine consolidation and (2) those for which variable interests are used to determine consolidation. FIN 46R clarifies how to identify a variable interest entity ("VIE") and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements. A company that absorbs a majority of a VIE's expected losses, receives a majority of a VIE's expected residual returns, or both, is the primary beneficiary and is required to consolidate the VIE into its financial statements. FIN 46R also requires disclosure of certain information where the reporting company is the primary beneficiary or holds a significant variable interest in a VIE (but is not the primary beneficiary). FIN 46R was effective for public companies that have interests in VIE's or potential VIE's that are special-purpose entities for periods ending after December 15, 2003. Application by public companies for all other types of entities is required for periods ending after March 15, 2004. The adoption of FIN 46R in the first quarter of 2004 did not have a significant impact on the Company's consolidated financial statements.

In March 2004, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. This Issue establishes impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities and requires expanded disclosures related to securities with unrealized losses. It also requires income to be accrued on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made. The Company's current policy has generally been to record income only as cash is received following an impairment of a debt security. The application of this Issue was required for reporting periods beginning after June 15, 2004. In September 2004, the FASB approved FASB Staff Position EITF 03-1-1, which deferred the effective date for the recognition and measurement guidance contained in EITF 03-1 until certain issues were resolved. On November 3, 2005 the FASB issued FASB Staff Position ("FSP") Nos. FAS 115-1 and FAS 124-1 titled The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP nullifies certain requirements of EITF 03-1 and carries forward certain requirements and disclosures. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. The Company has adopted the disclosure provisions and has included the required disclosures for 2005 and 2004. The Company will adopt FSP Nos. FAS 115-1 and FAS 124-1 as of the beginning of fiscal year 2006 and does not expect this FSP to have a material impact on the consolidated financial statements.

In December of 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer ("SOP 03-3"). SOP 03-3 addresses revenue recognition and impairment assessments for certain loans and debt securities that were purchased at a discount that was at least in part due to credit quality. SOP 03-3 states that where expected cash flows from the loan or debt security can be reasonably estimated, the difference between the purchase price and the expected cash flows (i.e., the "accretable yield") should be accreted into income. In addition, the SOP prohibits the recognition of a reserve for impairment on the purchase date. Further, the SOP requires that the allowance for loan losses be supported through a cash flow analysis, on either an individual or on a pooled basis, for all loans that fall within the scope of the guidance. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company adopted SOP 03-3 as of the beginning of fiscal year 2005. This SOP did not have a material impact on the consolidated financial statements.

As of December 31, 2005, the Company held debt securities with an outstanding balance of $17.6 million and a carrying value of $17.3 million accounted for in accordance with Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer ("SOP 03-3"). For the year ended December 31, 2005, an impairment of $0.2 million was recorded related to one debt security. The Company does not acquire securities meeting the requirements of this SOP 03-3 at the time of purchase; however, securities that have credit deterioration subsequent to purchase may require reporting under this accounting standard.

EITF No. 99-20 Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets requires the Company to periodically review changes in future cash flow expectations and account for interest income using the prospective effective yield-method. EITF 99-20 includes specific guidance regarding impairment of asset backed securities that do not fall under the SOP 03-3 guidance noted above.

In December 2004, the FASB issued Statement No. 123(R), Share-Based Payment which is a revision of Statement No. 123. Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. We currently use the Black-Scholes-Merton option pricing model to estimate the value of employee stock options and expect to continue to use this acceptable option pricing model upon adoption of Statement No. 123(R). Statement No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow, as currently required. The original effective date set by the FASB was to begin with the first fiscal quarter after June 15, 2005. The Securities and Exchange Commission announced on April 14, 2005 a six month postponement of FAS 123(R) which requires companies to apply the accounting standard beginning with the first fiscal year after June 15, 2005. The adoption of Statement No. 123(R) is not expected to have a material impact on the consolidated financial statements of the Company.

In September 2005, the AICPA issued Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). The SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FASB No. 97. The SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. The SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The adoption of SOP 05-1 is not expected to have a material impact on the consolidated financials statements of the Company.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not, or are not believed by management to, have a material impact on the Company's present or future consolidated financial statements.